EXHIBIT 99.1

Yamana Gold Declares Fourth Quarter Dividend; Dividend Reflects New 50% Increase to Annual Dividend

TORONTO, Oct. 29, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) declares a  fourth quarter dividend of $0.02625 per share (annual $0.105 per share). Shareholders of record at the close of business on December 31, 2020, will be entitled to receive payment of this dividend on January 14, 2021. The dividend is an “eligible dividend” for Canadian tax purposes.

The dividend reflects the previously announced 50% increase to the Company’s annual dividend. At the new rate of $0.105 per share, the annual dividend will be 425% higher than just 18 months ago.

On a per gold equivalent ounce basis (“GEO”)(1), the dividend rate is $100 per GEO, which is now the new dividend floor. Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides Yamana with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment.

While the Company will continue to reflect its dividend both on a per share basis and on a per ounce basis, it will no longer be providing a range for its dividends on a per GEO basis. Any increases above the new dividend floor will be based entirely on cash flows and cash generation capacity of the Company. As cash flows and cash balances increase, the Company’s dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s expectation that it has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years, that the cash reserve fund will provide Yamana with the flexibility to pay the dividend at the new floor for an extended period, even in a bottom of cycle gold price environment, and that as cash flows and cash balances increase, the Company’s dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. .  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety  of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s dividend policy and expected dividend levels and the bases therefore and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 79.26 for the three months ended September 30, 2020, and 86.79 for the three months ended September 30, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.